CUSIP NO. 584949 10 1                                          Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)FN[1]

                                  MedQuist Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   584949 10 1
                                 (CUSIP Number)

Welsh, Carson, Anderson                              William J. Hewitt, Esq.
  & Stowe VI, L.P,                                   Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                          Maynard & Kristol
New York, New York  10022                            45 Rockefeller Plaza
Attention:  Laura VanBuren                           New York, New York  10111
Tel. (212) 893-9500                                  Tel. (212) 841-5700
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 27, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

-----------------

     FN[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securites, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP NO. 584949 10 1                                          Page 2 of 6 Pages

1)   Name of Reporting Person                           Welsh, Carson, Ander-
     I.R.S. Identification                              son & Stowe VI, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                              (a) [X]
     if a Member of a Group                                 (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                       Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                  Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                       Delaware

Number of                           7)   Sole Voting       1,775,880 shares of
Shares Beneficially                      Power             Common Stock, no par
Owned by Each                                              value ("Common
Person With                                                Stock")
                                    8)   Shared Voting
                                         Power                    -0-

                                    9)   Sole Disposi-     1,775,880 shares of
                                         tive Power        Common Stock

                                    10)  Shared Dis-
                                         positive Power           -0-

11)  Aggregate Amount Beneficially                         1,775,880 shares of
     Owned by Each Reporting Person                        Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                        5.1%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                PN




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CUSIP NO. 584949 10 1                                          Page 3 of 6 Pages

1)   Name of Reporting Person                              WCAS Healthcare
     I.R.S. Identification                                 Partners, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [X]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                       Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                  Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                       Delaware

Number of                           7)   Sole Voting       38,880 shares of
Shares Beneficially                      Power             Common Stock
Owned by Each
Reporting Person
With                                8)   Shared Voting
                                         Power                      -0-

                                    9)   Sole Disposi-     38,880 shares of
                                         tive Power        Common Stock

                                    10)  Shared Dis-
                                         positive Power       -0-

11)  Aggregate Amount Beneficially                         38,880 shares of
     Owned by Each Reporting Person                        Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                        0.1%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                PN




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CUSIP NO. 584949 10 1                                          Page 4 of 6 Pages

                         Amendment No. 1 to Schedule 13D

     Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 11, 1998 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

                 The Schedule 13D is hereby amended as follows:

Item 2.   Identity and Background.

          Item 2 is hereby amended by removing the name of Richard H. Stowe as a general partner of VI Partners.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 34,972,150 shares of Common Stock outstanding after the completion of the Issuer's secondary public offering of Common Stock pursuant to a Registration Statement on Form S-3 filed with the SEC on March 25, 1999 and declared effective on April 27, 1999 (the "Offering").

         (a)

          WCAS VI and VI Partners

          WCAS VI owns 1,775,880 shares of Common Stock, or approximately 5.1% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.


          WCAS HP and HP Partners

          WCAS HP owns 38,880 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. HP Partners, as the general partner of WCAS HP, may be deemed to beneficially own the securities owned by WCAS HP.

          General Partners of VII Partners and HP Partners

          (i)Patrick J. Welsh owns 19,469 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 19,469 shares of Common




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CUSIP NO. 584949 10 1                                          Page 5 of 6 Pages

Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 18,963 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Andrew M. Paul owns 3,917 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Thomas E. McInerney owns 2,956 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Laura VanBuren owns 377 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VI Partners and HP Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VI and WCAS HP, respectively. Each of the general partners of VI Partners and HP Partners disclaims beneficial ownership of all shares of Common Stock other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VI Partners and/or HP Partners, as the case may be, in the shares owned by WCAS VI and/or WCAS HP.

          (c) On April 27, 1999 WCAS VI sold 1,500,000 shares of Common Stock as a selling stockholder in the Offering, for $32.115 per share.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by WCAS VI or WCAS HP.

          (e) Not Applicable.




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CUSIP NO. 584949 10 1                                          Page 6 of 6 Pages


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 1999


                                        WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                        By:  WCAS VI Partners, L.P., General
                                        Partner


                                        By: /s/ Rona Drogy
                                             Attorney-in-Fact


                                        WCAS HEALTHCARE PARTNERS, L.P.
                                        By:  WCAS HP Partners, General Partner


                                        By: /s/ Rona Drogy
                                             Attorney-in-Fact